Exhibit 1 Climate Action Panel Juan Romero EVP Sustainability, Commercial and Operations Development Vicente Saisó Head of Global Sustainability Davide Zampini Head of Global R&DExhibit 1 Climate Action Panel Juan Romero EVP Sustainability, Commercial and Operations Development Vicente Saisó Head of Global Sustainability Davide Zampini Head of Global R&D

This presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready- mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready- mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

➔ Competitive advantage Climate action a challenge ➔ Opportunity and an opportunity ➔ Right thing to do➔ Competitive advantage Climate action a challenge ➔ Opportunity and an opportunity ➔ Right thing to do

CO_2 emissions must be viewed over the concrete lifecycle

CEMEX



Aggregates Quarry
CO2
Power
Cement Plant
Ready-Mix Plant
Supplies
CO2
Supplies
CO2
CO2
Supplies
Transport
CO2
Transport
Transport

- ~90% of our total CO_2 emissions[1] are in the production of cement
- ~80% of cement emissions are direct
  - ~60% from process emissions
  - ~40% from fuel combustion
- Concrete absorbs up to 25% of its embodied CO_2 process emissions during its lifetime

1) Includes Direct and Indirect (power supply, supplies & transport) emissions

FUTURE IN ACTION
COMMITTED TO NET ZERO CO_2

Clear roadmap to 2030 goal of 35% reduction in CO 2 emissions Net CO emissions evolution Contribution to 2030 goal 2 (kg CO / ton of cementitious) (%) 2 -35% -22% Clinker Alternative factor fuels 31% 32% 800 5% 693 Hydrogen 16% 642 636 630 622 Decarbonated injection 16% raw materials 520 Low-temperature and low-CO clinker 1990 2006 2016 2017 2018 2019 2030 2 Plant by plant roadmap validated by Carbon Trust Target based on a per ton of cementitious product vs. 1990 baselineClear roadmap to 2030 goal of 35% reduction in CO 2 emissions Net CO emissions evolution Contribution to 2030 goal 2 (kg CO / ton of cementitious) (%) 2 -35% -22% Clinker Alternative factor fuels 31% 32% 800 5% 693 Hydrogen 16% 642 636 630 622 Decarbonated injection 16% raw materials 520 Low-temperature and low-CO clinker 1990 2006 2016 2017 2018 2019 2030 2 Plant by plant roadmap validated by Carbon Trust Target based on a per ton of cementitious product vs. 1990 baseline

Our 2030 roadmap provides significant opportunities 53% drop in fuel cost mainly due to The First Net-Zero CO Concrete Solution 2 higher alternative fuels A range of products under Vertua® umbrella offering CEMEX Europe zero to low carbon concrete solutions fuel cost 3 (USD/Ton of cement) Reduction in kg CO /m 2 Ultra Zero (%) ≈70% less CO 2 -53% 8.5 65% Plus 7.5 60.3% 40-50% 60% less CO 2 6.5 Classic 20-30% 55% 5.5 less CO 2 53.3% 4.5 50% Baseline 3.5 Concrete 45% 3 ≈340 kg CO /m 2 2.5 In Ultra Zero, geopolymers provide 70% 1.5 40% reduction in CO emissions while carbon- 2 2011 2012 2013 2014 2015 2016 2017 2018 2019 YTD offsets provide the remaining, while Sept not compromising strength Unitary fuel cost Alternative fuel usageOur 2030 roadmap provides significant opportunities 53% drop in fuel cost mainly due to The First Net-Zero CO Concrete Solution 2 higher alternative fuels A range of products under Vertua® umbrella offering CEMEX Europe zero to low carbon concrete solutions fuel cost 3 (USD/Ton of cement) Reduction in kg CO /m 2 Ultra Zero (%) ≈70% less CO 2 -53% 8.5 65% Plus 7.5 60.3% 40-50% 60% less CO 2 6.5 Classic 20-30% 55% 5.5 less CO 2 53.3% 4.5 50% Baseline 3.5 Concrete 45% 3 ≈340 kg CO /m 2 2.5 In Ultra Zero, geopolymers provide 70% 1.5 40% reduction in CO emissions while carbon- 2 2011 2012 2013 2014 2015 2016 2017 2018 2019 YTD offsets provide the remaining, while Sept not compromising strength Unitary fuel cost Alternative fuel usage

2050 Ambition: To deliver net-zero CO concrete for all 2 products and geographies2050 Ambition: To deliver net-zero CO concrete for all 2 products and geographies

2050 Ambition: To deliver net-zero CO concrete 2 Est. contribution to Est. emission (1) (1) 2050 Ambition reduction by lever (%) (kg CO / m3) 2 2030 Carbon capture, Proven technologies cement utilization & Requires R&D and innovation levers storage 34% 40% 4% 18% 4% Reforestation Concrete and other technologies 3 1m 2030 Carbon Concrete Circular Reforestation Net-zero Circular standard cement capture, technologies economy and other CO 2 economy concrete levers utilization & concrete storage 2050 Ambition requires new technology that can be scaled at a competitive cost 1) Baseline of structural concrete using Ordinary Portland Cement (OPC)2050 Ambition: To deliver net-zero CO concrete 2 Est. contribution to Est. emission (1) (1) 2050 Ambition reduction by lever (%) (kg CO / m3) 2 2030 Carbon capture, Proven technologies cement utilization & Requires R&D and innovation levers storage 34% 40% 4% 18% 4% Reforestation Concrete and other technologies 3 1m 2030 Carbon Concrete Circular Reforestation Net-zero Circular standard cement capture, technologies economy and other CO 2 economy concrete levers utilization & concrete storage 2050 Ambition requires new technology that can be scaled at a competitive cost 1) Baseline of structural concrete using Ordinary Portland Cement (OPC)

Participating in ~30 disruptive projects across our value chain


Number of ongoing projects
Example projects
Carbon capture, utilization & storage
15
Leilac
carbon clean
MTR
Synhelion
Concrete technologies
10
Carbon Upcycling
CO_2
Mineral carbonation
ENERGY VAULT
Circular economy
4
FastCarb
Arqlite
Recycled aggregates & returned concrete

FUTURE IN ACTION
COMMITTED TO NET ZERO CO_2

Synhelion project: Carbon capture and utilization Technology process diagram ➔ Clinker manufacturing fully driven by solar Water vapor + 1 2 CO 2 1,500ºC Clinker heat radiation Solar kiln receiver 4 3 ➔ Captures 100% of CO emissions 2 Water Pure CO vapor + 2 CO 2 5 ➔ Converts captured CO into synthetic fuel 2 CO Capture 2 6 ➔ Closes the carbon cycle Converts CO to 2 Render of solar cement plant synthetic fuels Ground-breaking technology to decarbonize our industrySynhelion project: Carbon capture and utilization Technology process diagram ➔ Clinker manufacturing fully driven by solar Water vapor + 1 2 CO 2 1,500ºC Clinker heat radiation Solar kiln receiver 4 3 ➔ Captures 100% of CO emissions 2 Water Pure CO vapor + 2 CO 2 5 ➔ Converts captured CO into synthetic fuel 2 CO Capture 2 6 ➔ Closes the carbon cycle Converts CO to 2 Render of solar cement plant synthetic fuels Ground-breaking technology to decarbonize our industry

We are leading the industry in Climate Disclosure ➔ Report on all relevant ESG standards Recognized by ➔ Disclosure publicly available on website CDP for ➔ Key metrics audited by KPMG disclosure on ➔ Inclusion on 5 international ESG indexes Climate Change ➔ Industry disclosure is evolvingWe are leading the industry in Climate Disclosure ➔ Report on all relevant ESG standards Recognized by ➔ Disclosure publicly available on website CDP for ➔ Key metrics audited by KPMG disclosure on ➔ Inclusion on 5 international ESG indexes Climate Change ➔ Industry disclosure is evolving

➔ No substitutes for unique attributes of concrete ➔ Clear roadmap to achieve our 2030 goals ➔ Innovation necessary to reach 2050 ambition Closing remarks ➔ Expect collaboration from cement players, other industries, governments, academia, NGO’s, and other ➔ Well-positioned to meet this challenge➔ No substitutes for unique attributes of concrete ➔ Clear roadmap to achieve our 2030 goals ➔ Innovation necessary to reach 2050 ambition Closing remarks ➔ Expect collaboration from cement players, other industries, governments, academia, NGO’s, and other ➔ Well-positioned to meet this challenge